UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
June 2013 Up 12.0% Year over Year

Mexico City, July 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for June 2013 increased by 12.0% when compared to June 2012.

This announcement reflects comparisons between June 1 through June 30, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2012	June 2013	% Change
Cancún	402,789	452,871	12.4
Cozumel	6,597	6,603	0.1
Huatulco	32,629	33,563	2.9
Mérida	90,634	97,587	7.7
Minatitlán	11,197	11,653	4.1
Oaxaca	34,241	38,594	12.7
Tapachula	12,322	11,333	(8.0)
Veracruz	64,451	74,041	14.9
Villahermosa	74,964	76,673	2.3
Total Domestic	729,824	802,918	10.0

International
Airport	June 2012	June 2013	% Change
Cancún	769,312	881,258	14.6
Cozumel	36,990	36,399	(1.6)
Huatulco	2,009	2,944	46.5
Mérida	8,625	9,796	13.6
Minatitlán	433	564	30.3
Oaxaca	3,754	4,064	8.3
Tapachula	552	639	15.8
Veracruz	8,101	8,083	(0.2)
Villahermosa	4,768	5,118	7.3
Total International	834,544	948,865	13.7

ASUR Page 1 of 2

Total
Airport	June 2012	June 2013	% Change
Cancún	1,172,101	1,334,129	13.8
Cozumel	43,587	43,002	(1.3)
Huatulco	34,638	36,507	5.4
Mérida	99,259	107,383	8.2
Minatitlán	11,630	12,217	5.0
Oaxaca	37,995	42,658	12.3
Tapachula	12,874	11,972	(7.0)
Veracruz	72,552	82,124	13.2
Villahermosa	79,732	81,791	2.6
ASUR Total	1,564,368	1,751,783	12.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 8, 2013